December 7, 2009

BY EDGAR

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009
SEC File No. 0-19961

Dear Mr. Webb:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s follow-up letter of comment, dated November 19, 2009 (the “Comment Letter”), relating to disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2008.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15.  Exhibits and Financial Statement Schedules, page 64

1.	We note your response to prior comment 13. Please file the complete exhibit with your Form 10-K for the fiscal year ended December 31, 2009.

Response: The Company will re-file the complete exhibit, including schedules, with the Company’s Form 10-K for the fiscal year ended December 31, 2009.

Mr. Jay Webb
December 7, 2009

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008

Item 11.  Executive Compensation, page 9

Annual Incentive Program, page 13

2.
While we note your response to prior comment 15, the causal connection between the disclosure of your performance targets and any competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets for a past fiscal year might be expected to affect the particular business decisions of your competitors and suppliers and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(n) of Regulation S-K.

Response:

In future filings, to the extent the Company retains an annual incentive program comparable to the one current in place where such targets and/or performance goals are determinative of bonus payments, the Company will disclose the amount of applicable targets and performance goals for completed fiscal years related to the compensation of the Company’s named executive officers for such completed fiscal years.

* * * * * * * *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (617) 912-2912.  Thank you for your assistance.

Sincerely,

/s/ Robert S. Vaters

Robert S. Vaters
Executive Vice President and
Chief Financial Officer
Orthofix International N.V.